

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

February 22, 2008

Mr. Christopher T. Hutter
Vice President and Chief Financial Officer
PowerSecure International, Inc.
1609 Heritage Commerce Court
Wake Forest, North Carolina 27587

> **Re:** **PowerSecure International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 13, 2007**
> **File No. 1-12014**

Dear Mr. Hutter:

We have reviewed your response letter filed on January 31, 2008 to our comment letter dated December 31, 2007 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Basic and Diluted Earnings Per Share, page F-12

1. We have reviewed your response to prior comment 8 in our letter dated December 31, 2007. Since your mandatorily redeemable preferred stock was recorded as a liability, EITF Topic D-42 and SFAS 150 require that you record the redemption premium in net income as a loss on extinguishment of debt. Accordingly, please restate your financial statements or tell us why you believe your accounting treatment was in accordance with GAAP.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant